[LETTERHEAD OF SANDLER O’NEILL & PARTNERS]

April 4, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Community Healthcare Trust Incorporated
Registration Statement on Form S-11 (Registration Number 333-210397)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Act”), we hereby join Community Healthcare Trust Incorporated (the “Company”) in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m. on April 6, 2016, or as soon thereafter as may be practicable.

Very Truly Yours,

Sandler O’Neill & Partners, L.P.
Evercore Group L.L.C.
SunTrust Robinson Humphrey, Inc.

By:	Sandler O’Neill & Partners, L.P.,
As representative of the several underwriters

By:	Sandler O’Neill & Partners, Corp.,
the sole general partner

/s/ Jennifer Docherty
Jennifer Docherty
Authorized Signatory